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                           June 3, 2020

       William G. Fontenot
       President and Chief Executive Officer
       Cleco Corporate Holdings LLC
       2030 Donahue Ferry Road
       Pineville, LA 71360-5226

                                                        Re: Cleco Corporate
Holdings LLC
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2020
                                                            File No. 333-238743

       Dear Mr. Fontenot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Attorney Advisor, at (202) 551-3763 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Tim Taylor